Jacob Funds Inc.
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

July 21, 2016

VIA EDGAR TRANSMISSION

Ms. Christina DiAngelo Fettig
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Jacob Funds Inc. (the “Company”) File Nos.: 333-21210; 811-09447

Registration Statement on Form N-14 – Reorganization of the Jacob Wisdom Fund
into the Jacob Small Cap Growth Fund

Dear Ms. Fettig:

This correspondence is being filed in response to oral comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) to a representative of U.S. Bancorp Fund Services, LLC, regarding the Trust’s Amended Registration Statement filed on Form N‑14 on July 15, 2016 (the “Registration Statement”).  The Registration Statement was filed pursuant to Rule 145 under the 1933 Act for the purpose of combining two series of the Company into one series.  Specifically, the Company proposed that the Jacob Wisdom Fund (the “Target Fund”), a series of the Company, be reorganized into the Jacob Small Cap Growth Fund (the “Acquiring Fund”), also a series of the Company (together with the Target Fund, the “Funds”).

In connection with this response to the comments made by the staff of the U.S. Securities and Exchange Commission (the “Commission” or the “Staff”), the Company, on behalf of the Fund, hereby states the following:

1.
The Company acknowledges that in connection with the comments made by the Staff on the Registration Statement, the Staff has not passed on the accuracy or adequacy of the disclosure made in the Registration Statement;

2.
The Company acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the Commission or other regulatory body from the opportunity to seek enforcement or take other action with respect to the Registration Statement;

3.	The Company represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the Commission against the Company.

For your convenience in reviewing the Company’s responses, your comments and suggestions are included in bold typeface immediately followed by the Company’s responses.

COMBINED PROSPECTUS/PROXY STATEMENT

1. Staff Comment: On the cover page, revise the effective date language to reflect that the filing will become effective in accordance with Rule 461 of the Securities Act of 1933.

Response: The Company undertakes to make the requested revision.

2. Staff Comment: Because the investment advisory fees of the Acquiring Fund are greater than the investment advisory fees for the Target Fund, regardless of class, consider removing references to classes when discussing the investment advisory fees of the Target Fund and Acquiring Fund.

Response: The Company undertakes to make the following revisions:

“The ~~Institutional Class~~ shares of the Acquiring Fund are currently subject to greater investment advisory fees than the ~~Investor Class~~ shares of the Target Fund…”

3. Staff Comment: On page 5, in the paragraph entitled “How do the fees and expenses of the Acquiring Fund compare to those of the Target Fund,” please remove the word “slightly” from the paragraph.

Response: The Company undertakes to make the requested revision.

4. Staff Comment: Clarify that the per-share amount disclosed on pages 7 and 17 is anticipated to be a distribution of $2.45 per share as a result of the Reorganization.

Response: The Company undertakes to make the requested revision.

5. Staff Comment: Confirm that the expenses in the Annual Fund Operating Expenses Table (the “Table”) are current fees and expenses, in accordance with Item 3 of Form N-1A.

Response: The Company supplementally confirms that the fees and expenses disclosed for the Funds in the Table are current in accordance with Item 3 of Form N-1A, as they are audited financial statements as of the Fund’s most recently concluded fiscal year. The Company also confirms supplementally that it does not feel it is necessary to amend the financial information within the current Prospectus filed on Form N-1A on December 23, 2015 as may be required by Form N-1A, specifically the instructions to Item 3. As a result, the Company feels it is appropriate to disclose the same audited expenses to shareholders within the Registration Statement as are currently within the Prospectus. The Company also confirms that the combined pro forma fees and expenses are disclosed as if the Reorganization took place on September 1, 2014, which provides shareholders with pro forma fees and expenses for the fiscal year ended August 31, 2015.

6. Staff Comment: On page 11, the Staff notes that the reduction of 12b-1 fees continues through at least January 2, 2017. If this reduction is not to be extended, please consider revising the expense examples to reflect that this reduction will only be relevant for part of the Year 1 example. Also, ensure that the expense limitation agreement is set to expire no sooner than one year after the Registration Statement’s effective date.

Response: The Company undertakes to amend disclosure so that both the expense limitation agreement and 12b-1 fee reduction are both set to continue through at least one year from the Registration Statement’s effective date.

7. Staff Comment:  Please include a bar chart on page 12 showing the Funds’ performance as required by Item 4(b)(2) of Form N-1A.

Response: The Company undertakes to make the requested revision.

8. Staff Comment: On page 17, in the first paragraph of the section entitled “Relative Expense Ratios”, the Company states that the Acquiring Fund’s gross expenses were higher than the Target Fund’s. However, the expense examples from earlier in the Registration Statement show that they were lower than the Target Fund’s. Please reconcile this discrepancy.

Response: The Company undertakes to make the following revisions:

“However, the Board also ~~The Board~~ considered that, though the pro forma gross expenses of the Acquiring Fund were higher than the ~~Target Fund~~ Acquiring Fund’s current gross expenses, the net expenses of the Acquiring Fund both before and after the Reorganization would be ~~Funds were~~ the same.”

STATEMENT OF ADDITIONAL INFORMATION

9. Staff Comment: In Note 3, show the basis point effect of each individual pro forma adjustment.

Response: The Company undertakes to make the requested revision.

10. Staff Comment: Regarding the information on page 2 that begins “The financial performance of the Acquiring Fund…” through to the end of the paragraph, please move that information to the section entitled “Pro Forma Financial Information.” Also, add a disclosure to notify shareholders that roughly 20% of the Target Fund’s portfolio will be sold in the realignment.

Response: The Company undertakes to make the requested revisions.

11. Staff Comment: In Note 3, with respect to the 1st line item of the chart (Investment Advisory Fees) please clarify why the fee will be higher for shareholders after the Reorganization (0.50% versus 0.90%) yet the pro forma adjustment is a negative number.

Response: The Company has revised the figures in Note 3 so that the pro forma adjustments in the table are taken from pro forma average net asset amounts over the 12-month period ended February 29, 2016. As a result, the disclosed adjustment is now positive.

*     *     *     *     *     *

We trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact Michael Quebbemann of US Bancorp Fund Services, LLC at (414) 765-6316.

Sincerely,

JACOB FUNDS, INC.

/s/ Ryan I. Jacob
Ryan I. Jacob
President, Chief Executive Officer, Director and Chairman of the Board

cc:  Michael P. O'Hare, Esq., Stradley Ronon Stevens & Young, LLP